CBD BRANDS, INC.

725 N. Hwy A1A, Suite C-106

Jupiter, FL 33477

September 3, 2019

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Sherry Haywood, Staff Attorney, Division of Corporate Finance

Office of Manufacturing and Construction

Re: CBD Brands, Inc.

Offering Statement on Form 1-A

Amendment No. 2

Filed August 19, 2019

File No. 024-11021

Dear Ms. Haywood:

Thank you for your telephone call today to our attorney, Harold H. Martin, regarding CBD Brands, Inc.’s (the “Company”) Offering Statement on Form 1-A, Amendment No. 2 (the “Offering Statement”), in which you stated that the Staff has no further comments on the Offering Statement. Accordingly, we hereby request acceleration of qualification of the Offering Statement to be effective prior to 5:00 p.m. Eastern Daylight Time on Thursday, September 5, 2019, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(i)	should the Securities Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering

Statement;

(ii)	the action of the Staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii)	the Company may not assert comments of the Commission or the Staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state.

Sincerely,

CBD BRANDS, INC.

By: /s/ Brian S. John

Brian S. John

Chief Executive Officer

cc: Harold H. Martin, Esq.

(1)